Mail Stop 3-8

      							 February 16, 2005




By Facsimile and U.S. Mail

Mr. William F. Garrett
President, Chief Executive Officer and Director
Delta Woodside Industries, Inc.
P.O. Box 6126
100 Augusta Street
Greenville, SC 29606

      Re:	Form 10-K for the year ended July 3, 2004
      	Form 10-Q for the period ended October 2, 2004
      	File No. 1-10095

Dear Mr. Garrett:

		We have reviewed your filings and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Year Ended July 3, 2004

Annual Report
Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Results of Operations Fiscal 2004 Versus Fiscal 2003
Other Income

1. Please tell us why the equipment at the Beattie facility is an involuntary conversion, the value for the Beattie equipment at conversion, the value of any consideration received in exchange and the amount of any gains or losses on such conversion, if any. Further, please advise us what consideration you gave to classifying the gains and losses resulting from the involuntary conversion as either an extraordinary item or an unusual or infrequent item. See paragraph 4 of FIN No. 30.

Notes to Consolidated Financial Statements
Critical Accounting Policies

2. Please revise your management`s discussion and analysis to specifically explain why the assumptions in your critical accounting policies bear the risk of change. In this regard, the disclosure should supplement, not duplicate, the description of your policies in the financial statements. Further, disclose the following, to the extent possible:
* How accurate the estimates and assumptions have been in the past;
* How much the estimates and assumptions have changed in the past;
and
* Whether and how the estimates and assumptions are reasonably likely to change in the future.

3. Please tell us the amounts you have accrued for loss
contingencies
related to your disclosed environmental matters here and in Note 6 as
well as the recently upheld assessment from the North Carolina
Department of Revenue.   In situations where no accrual is made
because one or both of the conditions in paragraph 8 of SFAS No. 5 are not met, please explain why either criterion is not met and disclose your contingency if it is at least a reasonable possibility that a loss may have been incurred.  Also tell us if you measure your
loss contingencies on a discounted basis.  If you do, disclose at
a
minimum, the discount rate used, the expected aggregate
undiscounted
amount, expected payments for each of the five succeeding years
and
the aggregate amount thereafter, and a reconciliation of the expected
aggregate undiscounted amount to amounts recognized in the balance
sheet.   See Topic 5-Y of SAB No. 92.


Note A - Significant Accounting Policies
General

4. In future filings include the disclosure requirements from paragraph 26. a., c. and d. of SFAS No. 144 in your footnotes.

Revenue Recognition

5. In future filings please expand your disclosure to include a description of your accounting policy related to returns and allowances. Please provide us with an example of the additional disclosures in your response.

6. Your disclosure indicates that you may recognize revenue on a bill-and-hold basis. Please tell us how much revenue you recognized under such arrangements in 2004, 2003 and 2002 and how you meet the criteria for such arrangements as set forth in 3(a) of SAB Topic 13.
Include an explanation to support each conclusion. Tell us whether your stated shipping terms are free on board shipping point or free on board destination and whether your sales agreements contain right of inspection or acceptance provisions. Expand your disclosure in future filings accordingly. Also please advise us if the buyer bears the risk of loss if the market value of the goods declines; if your custodial risks are insurable and insured and if the need for discounting the related receivable in accordance with APB No. 21 is applicable.

7. In future filings, please add a description of your business with the Department of Defense indicating whether sales orders are subject to renegotiation of profits or termination at the election of the Department of Defense.
Cotton Procurement

8. Please revise your disclosure to indicate that your cotton buying contracts meet the criteria for inclusion rather than exclusion under normal purchases and normal sales exemption of SFAS No. 133.

Note B - Accounts Receivable and Major Customers

9. Please clarify whether the receivables were sold and whether there are any differences in the amounts due from your factor and those due from customer trade accounts. If so, please explain and quantify the nature of these differences and applicable accounting guidance for the valuation difference, if any.

Note G - Commitments and Contingencies

10. Please tell us whether you have accrued for any contingency
and
the amount related to the notice of income and franchise taxes
deficiency from the State of North Carolina.   If no accrual has
been
made because one or both conditions in paragraph 8 of SFAS No. 5 have not been met, please state so in future filings.

11. We are unclear on the nature of the rights and obligations with respect to the properties denoted with footnote (3) in your tabular presentation under Item 2. Properties. Please tell us if you own or lease these properties, if you lease them from the three South Carolina counties that hold title, if you hold the right to repurchase the properties and the length of time you intend to allow the counties to hold title to these properties.

Exhibit 31.1

12. Please confirm that the inclusion of the titles of your Chief Executive Officer and Chief Financial Officer was not intended to limit the capacity in which such individuals provided the certifications. In the future, eliminate reference to the CEO and CFO`s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b) (31) of Regulation S-K.
Form 10-Q for the period ended January 1, 2005

Consolidated Balance Sheets

13. Please tell us if the violation of the fixed charge coverage ratio on your Senior Note Indenture makes the obligation callable by your lender within one year of your balance sheet or, if not cured within a specified grace period, makes the obligation callable within one year of your balance sheet. If this is the case, please tell us if you have obtained a waiver for more than one year from the balance sheet or provide an explanation why it is probable that the violation will be cured within the specified grace period. If you can not provide such waiver or explanation you are required to reclassify the obligation as a current liability. See paragraphs 1 through 5 of SFAS No. 78.

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations
First Quarter of Fiscal Year 2005

14. Please tell us if you had written off excess or obsolete fabric for inventory on hand for the Department of Defense`s old uniform. If you have, please tell us the amount and where it is characterized in your statement of operations.

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations
Second Quarter of Fiscal Year 2005
Our 2005 Realignment Plan

15. Please tell us how your method for recognizing and measuring asset impairment compares to the guidance in paragraph 7 of SFAS No.
144, including in your explanation how you determined fair value as discussed in paragraphs 22 through 24 of the Statement. Please include the asset carrying amounts, subjective factors used in your estimates and as well as an explanation of your underlying reasons for the use of such any estimates.


		Please respond to these comments within ten days from the date of this letter. You should provide a cover letter keying your responses to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response letter should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101(a) of Regulation S-T.

		If you have any questions regarding our comments, please direct them to Brian V. McAllister at (202) 824-5664 or, Donna Di
Silvio at (202) 942-1852, or in her absence to the undersigned at
(202) 942-1885.

									Sincerely,



									James Allegretto
									Senior Assistant
Chief
Accountant
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Mr. William F. Garrett
Delta Woodside Industries, Inc.
February 16, 2005
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